January 15, 2026

By EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Robert Shapiro and Doug Jones

Re: Williams-Sonoma, Inc.
Form 10-K for Fiscal Year Ended February 2, 2025
Form 8-K Furnished on March 19, 2025
File No. 001-14077

Dear Mr. Shapiro and Mr. Jones,

Williams-Sonoma, Inc. (the “Company”) responds to your comment letter dated December 29, 2025. For ease of reference, we have repeated your comment below followed by the Company’s response.

Form 10-K for Fiscal Year Ended February 2, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2024 Financial Results, page 35

1. Comment: Please quantify all factors cited as contributing to variances between periods in your annual and interim period reports. For example (but not all inclusive) in the current annual report, factors cited that are not quantified regarding the change in net revenues in fiscal 2024 from fiscal 2023 include the additional week in fiscal 2024, customer hesitancy towards furniture purchases, offset of strength in non-furniture and seasonal assortments, strategy to reduce promotional activity, collaborations, dorm and baby offerings, seasonal decor, and new product introductions. Refer to section III.D of Release No. 33-6835 (501.04 of the staff’s Codification of Financial Reporting Releases). Additionally, describe in annual and interim period reports the underlying reasons associated with factors cited (e.g., customer hesitancy towards furniture purchases), variances described (e.g., changes in channels) and all of the factors described for the change in gross profit margin. Refer to Item 303(b) of Regulation S-K. Given cost of goods sold appears to be material to your results, consider discussing changes in the components therein that materially contributed to improved gross profit margin. Also, consider stating changes in terms of dollar amounts in addition to percentages so that investors may have a better context of their relative magnitude.

Response: The Company acknowledges the Staff’s comment and advises the Staff that as disclosed on page 35 of its Form 10-K for the year ended February 2, 2025, the Company’s practice is to discuss the primary factors affecting year-over-year changes within its MD&A to provide the reader with an understanding of the importance of each factor. The Company does not view each of these factors, particularly when disclosed at the brand level, as necessarily material, and some are not reasonably quantifiable. In future filings, the Company will quantify the factors that are both material to the Company’s performance and reasonably quantifiable, and describe the underlying reasons associated with the factors cited. As an example, if an annual or quarterly period includes an extra fiscal week, the Company will disclose the impact the additional week had on the Company’s revenue.

With respect to the Staff’s comment regarding cost of goods sold, the Company would like to point the Staff to its analysis of gross profit, on page 39 of its Form 10-K for fiscal 2024, which discussed material drivers of cost of goods sold. For example, in the section headed “Fiscal 2024 vs. Fiscal 2023”, the Company noted that the increase in gross margin was partially driven by supply chain efficiencies of 130 basis points. The Company further disclosed the drivers of those efficiencies to be the following, many of which are inputs of cost of goods sold: “reductions in returns and damages, reduced out-of-market and multiple shipments, reduced replacements, as well as fewer customer accommodations . . .” (emphasis added).

Finally, as requested, the Company will consider stating dollar amounts, in addition to percentages, where it will provide better context for the relative magnitude of a particular factor.

2. Comment: On page 35 you disclose decreased revenue in fiscal 2024 for Pottery Barn was due in part to your strategy to reduce promotional activity, whereas on page 40 you disclose increased SG&A in fiscal 2024 was in part due to an increase in advertising expenses. Please reconcile these disclosures for us and revise your disclosures as appropriate.

Response:
The Company acknowledges the Staff’s comment and would like to provide additional context regarding the use of the term “promotional activity.” In the retail industry, this phrase typically refers to selling products at a discounted price rather than to advertising expenses.

Therefore, it is possible that during a fiscal year, like fiscal 2024, one of the Company’s brands can both reduce promotional activity (meaning fewer sales made at a discounted price) and increase advertising expenses (spending more on marketing). The Company believes its disclosures are appropriate.

Liquidity and Capital Resources
Cash Flows from Operating Activities, page 42

3. Comment: It appears the increase of $82.8 million in cash paid for income taxes, net of refunds, in fiscal 2024 compared to fiscal 2023 is a material item that is not disclosed as a factor in your analysis of changes in operating cash flows. Please discuss all material usages of cash as appropriate. Refer to Item 303(a) and (b) of Regulation S-K. Additionally, quantify each variance factor cited in annual and interim period reports.

Response: The Company acknowledges the Staff’s comment and, in future filings, to the extent cash paid for income taxes, net of refunds, is determined to be a material factor in the changes in operating cash flows, the Company will disclose such factor in its analysis of changes in operating cash flows. Additionally, in future filings, the Company will quantify the variance for any material factor cited.

Form 8-K Furnished on March 19, 2025

Exhibit 99.1
Williams-Sonoma, Inc. announces fourth quarter and fiscal year 2024 results
Return on Invested Capital, page 11

4. Comment: You make adjustments to both the numerator and denominator in your calculation of Return on Invested Capital. As it appears your calculation is not that as typically calculated, it appears you should qualify the label of the measure as “adjusted” or some other appropriate description. Also, please explain the purpose and basis for all adjustments made and disclose what the measure is intended to represent and why your measure provides useful information to investors. Lastly, present this measure calculated using the most directly comparable GAAP measures. Refer to Item 10(e)(1)(i) of Regulation S-K and the third bullet under Question 102.10(a) and by analogy to Questions 102.02 and 103.01 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff's comment and confirms that, in future filings, it will refer to this ratio as “Adjusted Return on Invested Capital” (Adjusted ROIC), and disclose what the measure is intended to represent and why the Company believes the measure provides useful information to investors. Additionally, we will explain the purpose and basis for all adjustments made in the calculation of Adjusted ROIC with footnote disclosure. We will also present the ratio using the most directly comparable GAAP measures and refer to it as “Return on Invested Capital” (ROIC).

An example of the intended future disclosure of ROIC and Adjusted ROIC based on an illustrative revision of the actual disclosure in Exhibit 99.1 to the Company’s Form 8-K furnished on March 19, 2025 is presented below.

Adjusted Return on Invested Capital (“Adjusted ROIC”)
We believe that Adjusted ROIC is a useful financial ratio for investors in evaluating the efficiency and effectiveness of the capital we have invested in our business to generate returns over time. Our Adjusted ROIC calculation excludes certain items that we do not consider representative of our operating performance.

Adjusted ROIC is not a measure of financial performance under GAAP and should be considered in addition to, and not as a substitute for net earnings, total assets or other GAAP financial measures. Our method of calculating a non-GAAP financial ratio may differ from other companies’ methods and therefore may not be comparable to those used by other companies. We also present the financial ratio calculated using the most directly comparable GAAP measures and refer to this as Return on Invested Capital (“ROIC”). The following tables reconcile ROIC to Adjusted ROIC:

Numerator (using the most directly comparable GAAP measures):
	For the Fiscal Year Ended
(In thousands)	February 2, 2025	January 28, 2024
Operating income	$1,430,184	$1,244,193
Income tax [1]	(347,535)	(316,025)
Operating income after tax	$1,082,649	$928,168

1Reflects a hypothetical provision for income taxes on operating income, using the Company's effective tax rates of 24.3% for fiscal 2024 and 25.4% for fiscal 2023.

Numerator (adjusted):
	For the Fiscal Year Ended
(In thousands)	February 2, 2025	January 28, 2024
Operating income	$1,430,184	$1,244,193
Out-of-period Freight Adjustment [1]	(48,972)	—
Exit Costs [2]	—	17,931
Reduction-in-force Initiatives [3]	—	8,316
Operating lease costs [4]	299,105	296,779
Income tax adjustment [5]	(408,317)	(398,074)
Adjusted operating income after tax	$1,272,000	$1,169,145

1During Q1 2024, we determined that we over-recognized freight expense in fiscal 2021, 2022 and 2023. Therefore, we recorded an out-of-period adjustment to reduce cost of goods sold. We believe this is not related to the operations of fiscal 2024.

2During Q1 2023, we incurred exit costs of $17.9 million, including $9.3 million associated with the closure of our West Coast manufacturing facility and $8.6 million associated with the exiting of Aperture, a division of our Outward, Inc. subsidiary.

3During Q1 2023, we incurred costs related to reduction-in-force initiatives of $8.3 million primarily in our corporate functions.
4We adjust for operating lease costs to align with the metrics we use to determine certain components of management compensation.
5Adjustment reflects a hypothetical provision for income taxes using the Company's effective tax rates of 24.3% for fiscal 2024 and 25.4% for fiscal 2023.

Denominator:
	As of
(In thousands)	February 2, 2025	January 28, 2024	January 29, 2023
Total assets	$5,301,607	$5,273,548	$4,663,016
Total current liabilities	(1,911,974)	(1,880,315)	(1,636,451)
Cash in excess of $200 million	(1,012,977)	(1,062,007)	(167,344)
Invested capital	$2,376,656	$2,331,226	$2,859,221

Average invested capital	$2,353,941	$2,595,224

ROIC	46.0% %	35.8% %
Adjusted ROIC	54.0% %	45.0% %

If you have any questions about this filing or the Company’s responses, please contact Jeffrey E. Howie at (415) 402-4324 or jhowie@wsgc.com and Jeremy Brooks at (917) 822-9257 or jbrooks10@wsgc.com.

Very truly yours,

/s/ JEFFREY E. HOWIE Jeffrey E. Howie Chief Financial Officer	/s/ JEREMY BROOKS Jeremy Brooks Chief Accounting Officer

cc:	David R. King, General Counsel
Brett Cooper, Orrick, Herrington & Sutcliffe LLP